December 11, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Todd Larsen, CEO
First Corporation
254 – 16 Midlake Boulevard
Calgary, AB T2X 2X7

RE: First Corporation
       Form SB-2, Amendment 7
       Filed November 13, 2006
       File No.: 333-122094

Dear Mr. Larsen:

       We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to include the audited financial statements for the year ended September 30, 2006 in accordance with Item 310(g) of Regulation S-B. Please file a current signed consent in any amendment.

Use of Proceeds, page 7

2. We continue to note the disclosure that the amounts allocated in the table are rough estimates only. Provide clear disclosure as to those circumstances that

would result in a change in the allocation of the proceeds to phase two and clearly state how the allocation would change. Provide clear disclosure that the use of proceeds will not deviate except as clearly stated in this section.

Dilution, page 13

3. Offering expenses disclosed here as $ 28,000 should be changed to $ 32,000.

Directors, Executive Officers, Promoters and Control Persons, page 24

4. Clearly disclose the <u>amount and percent</u> of time each officer will devote to First Corp.

5. We reissue prior comment 8 from our letter dated October 13, 2006. Disclose the exemption relied upon in the <u>resale </u>of these securities and the facts supporting reliance upon the exemption. Explain how the resales complied with Rule 144 or why Rule 144 did not apply to these transactions.

Description of Business, page 30

6. We note the disclosure that if you fail to complete the required minimum exploration work your claim will lapse on May 21, 2007. We also note your plan to commence exploration on or before May 1, 2007. Explain how you plan to satisfy the minimum exploration requirement in this short period of time.

Plan of Operations, page 38

7. We reissue comment 10 from our letter dated October 13, 2006. Please provide a <u>detailed</u> discussion of the activities to be undertaken in phase two.

8. State when you plan to commence and complete each milestone in phase 2.

9. We reissue prior comment 112 from our letter dated October 13, 2006. Clarify whether or not you will limit yourself to "mineral exploration" if you decide to seek other business opportunities. If not, please disclose the other kinds of business opportunities you will seek. Explain why you mention "oil and gas" exploration. Will that be the focus or will you be open to any business opportunities? We may have further comment.

10. Please revise references to working capital in light of your supplemental response that this is actually the current cash balance. Working capital is not the same as current cash.

Part II
Item 26. Recent Sales of Unregistered Securities

>   11. Stock splits are an offer and sale of securities and therefore should be included in this section. Please provide the disclosure required by Item 701 of Regulation S-B.

>   12. Discuss the sophistication of the investors in each offering.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Joseph Emas By facsimile to 305-531-1274